Exhibit 99.1

LakeShore Biopharma Announces Receipt of Delisting Determination Letter from Nasdaq

BEIJING, September 12, 2025 /PRNewswire/ -- LakeShore Biopharma Co., Ltd (Nasdaq: LSB) (“LakeShore Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced that it received a staff determination letter (the “Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”), dated September 11, 2025, notifying that the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”) because the closing bid price for the Company’s ordinary shares was below $1.00 per share for 30 consecutive business days. Furthermore, the Letter specifies that the Company is not eligible for the standard 180-day compliance period to regain compliance with the Bid Price Rule. The specific basis for this determination, as identified by Nasdaq, is Listing Rule 5810(c)(3)(A)(iv), which states that a company is ineligible for any compliance period if it has effected a reverse stock split within the prior one-year period. The Company effected a 10-for-1 reverse stock split on October 1, 2024.

Accordingly, the Letter indicates that Nasdaq has determined to delist the Company’s securities from The Nasdaq Capital Market. Unless the Company requests an appeal, trading in the Company’s securities will be suspended at the opening of business on September 22, 2025, and a Form 25-NSE will be filed with the Securities and Exchange Commission to remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Company has the right to request a hearing before a Nasdaq Hearings Panel (the “Panel”) to appeal this determination, with such request due by September 18, 2025. A request for a hearing would stay the suspension of the Company’s securities pending the Panel’s decision. The Company is currently evaluating the Nasdaq determination and considering its available options, including whether to request a hearing. There can be no assurance that the Company will appeal the determination, that any appeal would be successful, or that the Company will ultimately be able to regain compliance with the applicable Nasdaq listing requirements.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a delisting determination.

About LakeShore Biopharma

LakeShore Biopharma, previously known as YS Biopharma, is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Hepatitis B, Influenza, and other virus infections. The Company operates in China, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry. For more information, please visit https://investors.lakeshorebio.com/.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the Board’s evaluation of the Proposal Letter and the Proposed Transaction. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “potential,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “goal,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of LakeShore Biopharma’s management and are not predictions of actual performance.

LakeShore Biopharma cannot assure you the forward-looking statements in this press release will be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission, or SEC, and other risks described in documents subsequently filed by the Company from time to time with the SEC. There may be additional risks that LakeShore Biopharma does not presently know or that LakeShore Biopharma currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of LakeShore Biopharma as of the date of this press release. Subsequent events and developments may cause those views to change. However, while LakeShore Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of LakeShore Biopharma as of any date subsequent to the date of this press release. Except as may be required by law, LakeShore Biopharma does not undertake any duty to update these forward-looking statements.

Investor Relations Contact

IR Team

Tel: +86 (10) 8920-2086

Email: ir@lakeshorebio.com